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                                                   Filed by Symantec Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                  Commission File No.: 000-17781
                                           Subject Company: Symantec Corporation

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SYMANTEC CORPORATION ON OCTOBER 31, 2000.

FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                         INVESTOR CONTACT:

Ted Price                                              Helyn Corcos
Symantec Corporation                                   Symantec Corporation
408-446-8816                                           408-446-8891
tprice@symantec.com                                    hcorcos@symantec.com

Cynthia Smith                                          Anita Willis-Boyland
AXENT Technologies, Inc.                               AXENT Technologies, Inc.
301-670-3579                                           301-670-3637
csmith@axent.com                                       awillis-boyland@axent.com


                       SYMANTEC/AXENT SEC REVIEW COMPLETE

CUPERTINO, CALIF. - OCT. 31, 2000 - Symantec Corporation (Nasdaq: SYMC) and AXENT Technologies, Inc. (Nasdaq: AXNT) today announced that the Securities and Exchange Commission completed its review of the preliminary joint proxy statement/prospectus relating to the acquisition of AXENT(R) by Symantec(R). Symantec and AXENT anticipate that the joint proxy/prospectus will be distributed to the stockholders of both companies on or before November 10, 2000. Completion of the transaction, expected by the end of calendar year 2000, still requires satisfaction of certain conditions, including obtaining stockholder approvals of both companies.


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The companies announced on July 27, 2000, that Symantec agreed to acquire AXENT in a stock-for-stock transaction. Under the agreement, AXENT shareholders would receive in a tax-free exchange 0.50 shares of Symantec common stock for each share of AXENT common stock they own.

Investors and stockholders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced above because it contains important information. The preliminary joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Symantec and AXENT on September 20, 2000. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Symantec and AXENT with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Symantec by directing a request to Symantec Corporation, 20330 Stevens Creek Boulevard, Cupertino, California 95014-2132,
Attention: Investor Relations, telephone: (408) 253-9600.


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ABOUT AXENT(R)

AXENT Technologies, Inc., a global leader in information security, provides e-security solutions that maximize its customers' business advantage. AXENT delivers integrated products and expert services to assess, protect, enable and manage business processes and information assets, as well as to facilitate Trust Level Management (TM) within its customers' environments. Through its unique Lifecycle Security (TM) Methodology, combined with Smart Security Architecture, AXENT delivers the "right" level of trusted e-security for customers. Award-winning solutions offer assessment and policy compliance, firewall, intrusion detection, authentication and authorization technology, virtual private networking, Web access and single sign-on for enterprises and e-businesses.

Headquartered in Rockville, MD, AXENT's customer-proven information security solutions are used by 45 of the Fortune 50, one-third of the Fortune e-50, and governments worldwide. Contact AXENT via e-mail at info@axent.com or visit AXENT's World Wide Web site at http://www.axent.com.

ABOUT SYMANTEC

Symantec, a world leader in Internet security technology, provides a broad range of content and network security solutions to individuals and enterprises. The company is a leading provider of virus protection, risk management, Internet content and e-mail filtering, remote management and mobile code detection technologies to customers. Headquartered in Cupertino, Calif., Symantec has worldwide operations in more than 33 countries.

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NOTE TO EDITORS: If you would like additional information on Symantec
Corporation and its products, please view the Symantec Press Center at http://www.symantec.com/PressCenter/ on Symantec's Web site.

Brands and products referenced herein are the trademarks or registered trademarks of their respective holders. All prices noted are in US dollars and are valid only in the United States.

AXENT, AXENT Technologies, the AXENT logo, Enterprise Security Manager, trust level management, and Lifecycle Security are trademarks or registered trademarks, in the United States and certain other countries, of AXENT Technologies, Inc. or its subsidiaries. Symantec is a registered trademark of Symantec Corporation.

FORWARD LOOKING STATEMENT: This press release contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Axent; failure of the Symantec or Axent stockholders to approve the merger; the risk that the Symantec and Axent businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Symantec's business generally. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of the Company's previously filed Form 10-K for the year ended March 31, 2000 and Form 10-Q for the quarter ended June 30, 2000.